BB

SECUR ... ATES ... ANGE COMMISSION
...ashington, D.C. 20549

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ANN... AL AUDITED REPORT
... M X-17A-5
... RT III

03013140

SEC FILE NUMBER
8- 32653

... G PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR - 3 2003 MAIL PROCESSING SECTION WASH. D.C.

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neil Lubarsky & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 West Red Oak Lane, Suite 110
(No. and Street)

White Plains (City) New York (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil Lubarsky (914) 694-9000 x123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leo, Ronni S. #057055
(Name – *if individual, state last, first, middle name*)

19 Beaumont Drive (Address) Plainview (City) New York (State) 11803 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 1 2003

OATH OR AFFIRMATION

I, Neil Lubarsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neil Lubarsky & Co., Inc., as of December 31, 20 Vice President, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Neil Lubarsky & Co Inc.
Member NASD
4 West Red Oak Lane Suite 110
White Plains, NY 10604
914 997 8558

Statement of Financial Condition
December 31, 2002

Schedule B

Assets	
Cash	$16,174
Total Assets	$16,174
Liabilites	$0
Capital	
Common Stock	$10,000
Additional Paid In Capital	$7,500
Retained Earnings	-$1,326
Total Liabilities and Capital	$16,174

Neil Lubarsky & Co Inc.
Member NASD
4 West Red Oak Lane Suite 110
White Plains, NY 10604
914 997 8558

Statement of Income and Loss
For the Year ending December 31, 2002

Schedule C

Income:	
Commission	$7,102
Interest	$48
Miscellaneous Income	$1,251
Total Income	$8,401
Expenses:	
Professional Dues and Licenses	$2,295
Insurance	$7,263
Miscellaneous Fees	$69
Taxes	$100
Total Expenses	$9,727
Net Loss	-$1,326

Neil Lubarsky & Co Inc.
Member NASD
4 West Red Oak Lane Suite 110
White Plains, NY 10604
914 997 8558

Statement of Change in Financial Condition
December 31, 2002

Schedule D

Net Loss	-$1,326
Shareholder's Sub S Distribution	$0
Decrease in Working Captial	-$1,326
Decrease in Cash	-$1,326

Statement of Changes in Stockholders' Equity
December 31, 2002

Schedule E

Stockholders' Equity January 1, 2002	$10,000
Additional Paid in Capital	$7,500
Less: Net Loss	-$1,326
Stockholders' Equity December 31, 2002	$16,174

Statement of Cash Flows
For the Years Ending December 31, 2002 and December 31, 2001

	2002	2001
Net Income (Loss)	-$1,326	$6,218
No other Operating Activities		$0
New Cash Provided (Used) by Operations	-$1,326	$6,218
Less: Stockholders' Subchapter S Distribution	$0	$22,304
Additional Paid in Capital	$7,500	
Net Change in Cash	$6,174	-$16,086
Cash at Beginning of Year	$10,000	$26,086
Cash at End of Year	$16,174	$10,000

Computation of Net Capital
December 31, 2002

Schedule G

Minimum Net Capital Required	$5,000
Excess Capital	$11,174
Total Capital	$16,174

516-822-1878

RONNI S. LEO
CERTIFIED PUBLIC ACCOUNTANT
19 BEAUMONT DRIVE
PLAINVIEW, N Y 11803-2507

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
NEIL LUBARSKY CO., INC.

I have audited the accompanying balance sheet of NEIL LUBARSKY CO., INC. as of December 31, 2002 and the related statement of income and the related statement of cash flows for the year then ended. These financial statements are the responsibility of the company management. My responsibility is to express an opinion of these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable bases for my opinion.

In my opinion, the financial statements referred to above fairly, in all material respects, present the financial position of NEIL LUBARSKY CO., INC. as of December 31, 2002 and the results of operations and the cash flow for the year then ended in conformity with generally accepted accounting principles.

PLAINVIEW, N Y
FEBRUARY 9, 2003

Ronni S. Leo, CPA